FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒           Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           )

NATIONAL BANK OF GREECE

ANNOUNCEMENT

The AGM of NBG held on 27 April 2006 approved a share buy-back programme in line with article 16 par. 5 et seq. of Companies’ Act 2190/1920. In accordance with the said decision, provision is made for NBG – at the discretion of management – to buy back up to 10% of the total number of its shares at a minimum price of €5 and a maximum price of €60 per share in the period from 2 May 2006 to 27 April 2007.

As per the said decision of the AGM, the Board of the Bank approves that the said share buy-back programme be carried out on a quarterly basis, within the context of the decision.

During the first two quarters of the programme (8 May – 31 July and 1 August – 31 October 2006), NBG did not buy back any of its own shares.

At the close of the second quarterly period, the Board approved (26 October 2006) the third quarterly period of implementation of the said programme, being 1 November 2006 to 31 January 2007, for the purchase of up to 25 million treasury stock at a minimum purchase price of €5 and a maximum of €50 per share (adjusted after the recent share capital increase).

We would like to emphasize to the investment community that in line with legislation – and in contrast with various press articles – share buy-back programmes are optional and, accordingly, are not necessarily implemented (as has been the case with the Bank’s programme so far).

Athens, 26 October 2006

NATIONAL BANK OF GREECE

ANNOUNCEMENT

On October 24, NBG launched and priced GBP 375 million in hybrid preferred securities (the “Securities”) through its subsidiary National Bank of Greece Funding Limited. The Securities are perpetual and redeemable after 10 years. The coupon was set at 6.2889% annually for the first 10 years which is equivalent to 10-year gilt plus 143 basis points. Beyond 10 years the Securities bear a coupon of 3 month sterling libor plus 208 basis points. The Securities were rated Baa1 by Moody’s and BBB - by Standard & Poor’s.

The Securities attracted the interest of a large number of British and international institutional investors resulting in a 6-fold oversubscription and an increase of the planned size of the issue from GBP 350 million to GBP 375 million.

The issue of the Securities is the first for a listed Greek company in the U.K. pounds sterling hybrid securities market and will strengthen the Bank’s regulatory capital.

This announcement does not constitute an offer for sale of the Securities in the United States or in any other jurisdiction. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Securities are being offered outside the United States in accordance with Regulation S under the Securities Act (“Regulation S”) and may not be offered, sold or delivered within the United States or to or for the account or benefit of, U.S. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

STABILISATION/FSA

October 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 30th October, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer